Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Conference Calls of the 1st quarter 2018 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor- relations), the company will hold conference calls on May 2, 2018, of the first quarter 2018 result. The information and forecasts presented are based on information available up to the time of the events and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that, with respect to the public conference calls, Itaú Unibanco Holding provides:

•	On the night of May 1, 2018:
o	The slides that will be presented, both in English and Portuguese (also sent to the Brazilian Securities and Exchange Commission - CVM and to B3);
•	Following the scheduled end to the calls (11:30 a .m. in English and 1:00 p.m. in, Portuguese, Brasília time):
o	Audio replays by calling (55 11) 3193-1012 or (55 11) 2820-4012, the passwords being 134217# (English) and 091568# (Portuguese). The replays will be available immediately following the calls until May 8, 2018;
o	The audio formats in the Investor Relations site within two hours; and
o	The transcriptions of the audio replays within a period of five days after the calls.

The public release of this information underscores our commitment to the transparency of our announcements to our different strategic audiences.

São Paulo, May 1, 2018.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer

Conference Call 1st quarter 2018 - Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Investor Relations Officer

Managerial Income Statement As from the first quarter of 2018, we have started to present Citibank’s retail operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (previously presented on a specific line). As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, has been consolidated in our financial statements, as we are the controlling stockholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods before the second quarter of 2016 are presented in this conference call presentation. Itaú Unibanco Holding S.A.

Highlights RECURRING NET INCOME R$6.4 Consolidated + 2.2% (1Q18/4Q17) billion + 3.9% (1Q18/1Q17) Brazil R$6.2 + 1.5% (1Q18/4Q17) billion + 3.5% (1Q18/1Q17) RECURRING ROE (p.a.) Consolidated 22.2% + 30 bps (1Q18/4Q17) + 20 bps (1Q18/1Q17) Brazil 23.7% + 20 bps (1Q18/4Q17) + 20 bps (1Q18/1Q17) CREDIT QUALITY (Mar-18) NPL 90 Consolidated stable (Mar-18/Dec-17) 3.1% - 30 bps (Mar-18/Mar-17) NPL 90 Brazil stable (Mar-18/Dec-17) 3.7% - 50 bps (Mar-18/Mar-17) In R$ millions, except when indicated 1Q18 4Q17 Financial Margin with Clients 15,261 (242) Financial Margin with the Market 1,738 301 Commissions and Fees and 10,130 (355) Result from Insurance Operations 1 Cost of Credit (3,788) 470 Non-Interest Expenses (11,676) 999 Income before Tax And Minority 9,977 1,122 Interests Effective Tax Rate 34.7% + 460 bps Recurring Net Income 6,419 139 Credit Portfolio 2 R$601,056 967 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses; 2 Includes financial guarantees provided and corporate securities.

Results

In R$ billions	1Q18	4Q17	Δ	1Q17	Δ
Operating Revenues	**27.4**	**27.8**	**-1.5%**	**27.3**	**0.6%**
Managerial Financial Margin	17.0	16.9	0.3%	17.4	-2.4%
Financial Margin with Clients	15.3	15.5	-1.6%	15.5	-1.8%
Financial Margin with the Market	1.7	1.4	20.9%	1.9	-7.0%
Commissions and Fees	8.5	8.8	-2.8%	7.8	8.7%
Result from Insurance [1]	1.9	2.1	-10.6%	2.0	-5.4%
Cost of Credit	**(3.8)**	**(4.3)**	**-11.0%**	**(5.3)**	**-28.3%**
Provision for Loan Losses	(4.1)	(4.5)	-8.3%	(5.4)	-23.8%
Impairment	(0.2)	(0.3)	-33.7%	(0.4)	-57.9%
Discounts Granted	(0.3)	(0.3)	-15.4%	(0.3)	-3.1%
Recovery of Loans Written Off as Losses	0.8	0.8	-5.8%	0.8	-6.3%
Retained Claims	**(0.3)**	**(0.4)**	**-25.1%**	**(0.3)**	**-12.9%**
Other Operating Expenses	**(13.4)**	**(14.4)**	**-6.8%**	**(12.7)**	**5.4%**
Non-interest Expenses	(11.7)	(12.7)	-7.9%	(11.0)	6.1%
Tax Expenses and Other [2]	(1.7)	(1.7)	1.6%	(1.7)	0.7%
Income before Tax and Minority Interests	**10.0**	**8.9**	**12.7%**	**9.0**	**11.2%**
Income Tax and Social Contribution	**(3.5)**	**(2.7)**	**29.8%**	**(2.8)**	**25.1%**
Minority Interests in Subsidiaries	**(0.1)**	**0.1**	**-204.7%**	**(0.0)**	**250.8%**
Recurring Net Income	**6.4**	**6.3**	**2.2%**	**6.2**	**3.9%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
4

Recurring Net Income and ROE In R$ billions 19.9% 20.7% 22.0% 21.5% 21.6% 21.9% 22.2% 16.0% 16.0% 15.5% 14.5% 14.0% 14.0% 13.5% 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 5.6 5.8 6.2 6.2 6.3 6.3 6.4 Recurring Net Income Annualized Recurring Return on Average Equity (quarterly) Cost of Equity Itaú Unibanco Holding S.A.

Business Model

Itaú

In R$ billions

	1Q18					1Q17					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	**27.4**	**13.9**	**0.6**	**12.3**	**0.6**	**27.3**	**14.0**	**0.6**	**12.0**	**0.7**	**0.2**	**(0.1)**	**0.0**	**0.4**	**(0.2)**
Managerial Financial Margin	17.0	11.1	0.6	4.7	0.6	17.4	11.5	0.6	4.6	0.7	(0.4)	(0.4)	0.0	0.2	(0.2)
Commissions and Fees	8.5	2.8	0.0	5.7	-	7.8	2.4	0.0	5.4	-	0.7	0.4	(0.0)	0.3	-
Result from Insurance [1]	1.9	-	-	1.9	-	2.0	-	-	2.0	-	(0.1)	-	-	(0.1)	-
Cost of Credit	**(3.8)**	**(3.8)**	-	-	-	**(5.3)**	**(5.3)**	-	-	-	**1.5**	**1.5**	-	-	-
Retained Claims	**(0.3)**	-	-	**(0.3)**	-	**(0.3)**	-	-	**(0.3)**	-	**0.0**	-	-	**0.0**	-
Non-interest Expenses and Other Expenses [2]	**(13.5)**	**(6.2)**	**(0.3)**	**(6.9)**	**(0.0)**	**(12.7)**	**(6.0)**	**(0.1)**	**(6.6)**	**(0.0)**	**(0.8)**	**(0.2)**	**(0.2)**	**(0.4)**	**0.0**
Recurring Net Income	**6.4**	**2.2**	**0.2**	**3.6**	**0.4**	**6.2**	**1.9**	**0.3**	**3.4**	**0.6**	**0.3**	**0.3**	**(0.0)**	**0.2**	**(0.2)**
Average Regulatory Capital	**121.5**	**61.4**	**1.8**	**34.3**	**24.0**	**115.3**	**59.5**	**2.6**	**28.0**	**25.4**	**6.2**	**2.0**	**(0.7)**	**6.3**	**(1.4)**
Value Creation	**2.5**	**0.2**	**0.2**	**2.5**	**(0.4)**	**2.0**	**(0.2)**	**0.2**	**2.4**	**(0.3)**	**0.6**	**0.5**	**0.0**	**0.1**	**(0.0)**
Recurring ROE	**22.2%**	**14.1%**	**53.0%**	**42.0%**	**6.8%**	**22.0%**	**12.7%**	**42.4%**	**48.8%**	**9.4%**	**30 bps**	**140 bps**	**1.060 bps**	**-670 bps**	**-260 bps**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

6

Credit Portfolio In R$ billions, end of period 1Q18 4Q17 1Q17 Individuals 1 91.4 191.5 -0.1% 1 80.5 6.0% Credit Card Loans 65.0 6 6.9 -2.9% 5 6.2 15.6% Personal Loans 27.4 26.4 3.9% 2 6.3 4.2% Payroll Loans 4 4.7 44.4 0.6% 4 4.9 -0.4% Vehicle Loans 14.3 14.1 1.7% 1 4.8 -3.1% Mortgage Loans 40.0 39.7 0.7% 3 8.3 4.3% Companies 2 25.0 226.9 -0.8% 2 36.6 -4.9% Corporate Loans 162.0 1 65.1 -1.9% 1 76.6 -8.3% Very Small, Small and Middle Market Loans 63.0 61.9 1.9% 6 0.0 5.2% Latin America 1 50.0 145.6 3.0% 1 33.3 12.5% Total with Financial Guarantees Provided 566.4 564.1 0.4% 5 50.3 2.9% Corporate Securities 34.7 3 6.0 -3.7% 3 6.7 -5.4% Total with Financial Guarantees Provided and Corporate Securities 6 01.1 600.1 0.2% 5 87.0 2.4% Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) 6 01.1 604.3 -0.5% 6 03.8 -0.4% Note: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 2.0% in the quarter and 9.1% in the 12-month period and the Latin America portfolio would have increased 0.3% in the quarter and 1.4% in the 12-month period. Itaú Unibanco Holding S.A. 7

Credit1 Origination and Private Securities Issuance | Brazil Base 100 = 1Q14 Total Credit2 – Brazil YoY (%) 0% 100 100 1Q14 1Q15 Credit2 – Very Small, Small and Middle Market -35% 7% 65 69 1Q16 1Q17 Credit2 – Corporate 17% 81 1Q18 Credit2 - Individuals YoY (%) 11% -32% 1% 31% 100 111 99 76 76 1Q14 1Q15 1Q16 1Q17 1Q18 Private Securities Issuance 3 YoY (%) -12% -22% 6% 27% YoY (%) 0% -43% 13% 3% YoY (%) -47% -36% 94% 193% 100 88 69 73 92 100 100 57 64 66 193 100 66 53 34 1Q14 1Q15 1Q16 1Q17 1Q18 1Q14 1Q15 1Q16 1Q17 1Q18 1Q14 1Q15 1Q16 1Q17 1Q18 Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. 1 Average origination per working day in the quarter, except for private securities issuance. 2 Does not include private securities issuance. 3 Source: ANBIMA. Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). Itaú Unibanco Holding S.A. 8

Net Interest Margin and Financial Margin with Clients 12.5% 13.0% 13.3% 12.6% 12.6% 12.3% 12.0% 12.0% 7.2% 8.4% 8.2% 8.2% 8.9% 9.2% 8.9% 9.0% 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 10.3% 10.5% 10.8% 10.3% 10.3% 10.1% 9.9% 9.9% 6.1% 6.8% 6.6% 6.7% 7.3% 7.4% 7.1% 7.4% 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Annualized Average Rate Consolidated Brazil Annualized average rate of financial margin with clients Annualized average risk-adjusted financial margin with clients Change in Financial Margin with Clients 15,503 96 81 (36) (223) (63) (17) (220) 81 58 15,261 4Q17 Mix of products Average Asset Portfolio Asset Spreads Lower Number of calendar days Liabilities Margin Structured operations from the wholesale segment Working Capital and other Citibank's operation Latin America Financial Margin with Clients 1Q18 BRAZIL 1 Change in the composition of assets with credit risk between periods. 2 Considers credit and private securities portfolio net of overdue balance over 60 days. 3 Spreads variation of assets with credit risk between periods. 3 In R$ millions 2 1 Itaú Unibanco Holding S.A. 9

Financial Margin with the Market In R$ billions 0.1 0.1 0.3 0.3 0.2 0.2 0.3 0.2 0.2 0.3 1.2 1.6 1.2 1.5 1.8 1.7 1.3 1.1 1.2 1.3 1.3 0.1 1.7 1.5 1.7 2.0 1.9 1.6 1.4 1.4 1.7 1.7 1.7 1.7 1.6 1.7 1.8 1.8 1.7 1.6 1.5 - 0 .5 1 .0 1 .5 2 .0 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Sale of B3 Shares Financial Margin with the Market - Brazil Financial Margin with the Market - Latin America 1-year moving average of Financial Margin with the Market ¹ Includes units abroad ex-Latin America; 2 Excludes Brazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Itaú Unibanco Holding S.A. 10

Credit Quality

Itaú

90-day NPL Ratio - Consolidated - %


3.8 3.4 3.3 3.9 4.4 4.2 4.2 3.9 3.8 3.7 3.7
3.2 2.9 2.8 3.2 3.5 3.4 3.4 3.2 3.2 3.1 3.1
0.8 1.1 1.1 1.1 1.1 1.2 1.3 1.2 1.4 1.5 1.6
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Total
Brazil[1]
Latin America[2]

15 to 90-day NPL Ratio - Consolidated - %


3.1 2.6 3.0 2.8 3.3 2.6 3.3 2.7 2.7 2.7 2.6
3.0 2.5 2.9 2.6 3.1 2.5 3.2 2.8 2.8 2.7 2.7
1.2 1.7 1.9 1.5 1.8 2.3 2.7 2.9 3.0 2.9 3.1
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Total
Brazil[1]
Latin America[2]

90-day NPL Ratio - Brazil[1] - %


5.8 4.9 4.8 5.8 6.0 5.6 5.3 5.2 5.1 4.9 4.6
4.9 4.2 4.1 4.7 5.6 5.8 5.6 5.1 4.9 4.5 4.3
0.6 0.9 1.1 1.1 1.5 1.3 1.6 1.2 1.0 1.0 1.8
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Individuals
Corporate
Very Small, Small and Middle Market Companies

15 to 90-day NPL Ratio - Brazil[1] - %


5.1 3.8 4.2 3.9 4.2 3.6 4.0 3.7 3.5 3.3 3.5
2.9 3.1 3.6 3.9 4.2 3.5 3.7 2.8 3.0 2.5 2.4
0.6 0.8 1.2 0.9 1.5 0.7 2.0 1.0 1.0 1.8 0.8
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Individuals
Corporate
Very Small, Small and Middle Market Companies

Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. [1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.

11

NPL Creation In R$ billions 6.0 5.3 6.8 5.3 4.9 4.4 4.4 4.4 5.0 4.3 4.2 4.1 3.8 3.5 3.8 3.6 3.3 3.2 1.5 1.1 2.3 0.8 1.0 0.2 0.2 0.5 1.1 0.3 0.1 0.4 0.8 0.5 0.4 0.5 0.5 0.7 4.5 0.6 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 * * Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * Excluding the exposure of a corporate client. Itaú Unibanco Holding S.A. 12

5.1 7.2 6.3 5.6 6.4 5.3 4.5 4.0 4.3 3.8 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5% 3Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Custo do Crédito Cost of Credit / Total Risk (*) – Annualized 3.4 3.5 3.7 4.3 4.6 4.3 4.4 3.9 4.0 3.5 3.7 3.2 3.5 3.2 1.1 1.9 1.6 1.3 1.4 2.7 1.5 1.8 1.1 1.4 0.6 0.5 0.2 0.4 0.3 0.4 0.4 0.4 0.4 0.8 0.4 0.4 0.8 0.4 0.6 0.5 0.7 0.6 4.8 5.7 5.8 6.0 6.4 7.8 6.3 6.2 5.8 5.4 4.9 4.3 4.5 4.1 3.9% 4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7% 3.3% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan portfolio (*) – Annualized Provision for Loan Losses by Segment In R$ billions (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters Cost of Credit (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) In R$ billions (*) Average balance of the loan portfolio, considering the last two quarters. Provision for Loan Losses and Cost of Credit 4Q15 Itaú Unibanco Holding S.A. 13

Coverage Ratio (90-day NPL) 210% 215% 204% 222% 231% 243% 246% 245% 236% 102% 104% 104% 104% 104% 101% 100% 100% 96% 244% Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Total Total (Expanded¹) 2 Coverage Ratio and Expanded Coverage Ratio Coverage Ratio Without CorpBanca With Itaú CorpBanca 231% 219% 204% 165% 166% 169% 553% 908% 618% 845% Mar-17 Dec-17 Mar-18 Latin America ex-Brazil Retail Banking - Brazil 2 Wholesale Banking – Brazil ¹ Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sumof 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca. 2 Excluding the exposure of a corporate client. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. 14

Commissions & Fees and Result from Insurance In R$ billions 1Q18 4Q17 1Q17 Credit Cards 3.1 3 .3 -6.2% 2 .9 6.5% Current Account Services 1.8 1 .8 3.1% 1.7 10.1% Asset Management¹ 1 .0 1 .0 6.5% 0.9 18.8% Credit Operations and Guarantees Provided 0.8 0 .9 -4.2% 0 .8 0.8% Collection Services 0.5 0 .5 -0.5% 0 .4 9.5% Advisory Services and Brokerage 0.3 0 .4 -19.8% 0.3 20.6% Other 0.3 0 .3 -8.6% 0 .3 1.7% Latin America (ex-Brazil) 0.7 0 .7 -1.7% 0 .6 9.7% Commissions and Fees 8.5 8.8 -2.8% 7.8 8.7% Result from Insurance Operations² 1.6 1 .7 -6.4% 1 .6 0.3% Total 10.1 1 0.5 -3.4% 9.4 7.3% 1 Includes fund management fees and consortia management fees. 2 Result from Insurance includes the Result from Insurance, Pension Plan and PremiumBonds Operations net of Retained Claims and Selling Expenses. Itaú Unibanco Holding S.A. 15

Non-Interest Expenses

In R$ billions	1Q18	4Q17	Δ	1Q17	Δ
Personnel Expenses	(4.9)	(5.4)	-8.7%	(4.8)	3.1%
Administrative Expenses	(3.7)	(4.1)	-10.2%	(3.8)	-2.2%
Personnel and Administrative Expenses	**(8.6)**	**(9.5)**	**-9.3%**	**(8.6)**	**0.7%**
Operating Expenses	(1.1)	(1.2)	-10.5%	(1.1)	3.6%
Other Tax Expenses [1]	(0.1)	(0.1)	-10.7%	(0.1)	0.2%
Total Brazil ex-Citibank	**(9.8)**	**(10.8)**	**-9.5%**	**(9.7)**	**1.0%**
Latin America (ex-Brazil) [2]	(1.5)	(1.5)	-4.4%	(1.3)	13.8%
Citibank	(0.4)	(0.3)	32.0%	-	-
Total	**(11.7)**	**(12.7)**	**-7.9%**	**(11.0)**	**6.1%**

[1] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; [2] Does not consider overhead allocation.

Employees



97,043
96,460
95,984
94,779
94,955
95,065
96,326
99,332
99,618
13,469
13,531
13,552
13,260
13,116
13,204
13,282
13,223
13,205
703
716
695
648
620
609
643
572
570
82,871
82,213
81,737
80,871
81,219
81,252
82,401
85,537
85,843
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Brazil
Abroad (ex-Latin America)
Latin America

Branches and Client Service Branches



5.215
5.154
5.119
5.103
5.005
4.955
4.919
4.981
4.976
108
115
130
135
144
154
156
160
160
3.755
3.707
3.664
3.653
3.553
3.523
3.523
3.591
3.587
813
794
780
766
757
736
718
703
704
539
538
545
549
551
542
522
527
525
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Itaú Unibanco Holding S.A.

16

Capital Ratios

Itaú

Full application of Basel III rules | March 31, 2018


16.1%
0.6% (1)
15.5%
Tier I Capital Dec-17 with fully loaded Basel III (2)
-0.8%
Impact of the investment in XP (3)
-1.8%
Additional dividends and interest on own capital reserved in stockholders' equity in 2017
13.5%
0.6%
12.9%
Tier I Capital Dec-17 with fully loaded Basel III after investment in XP and additional dividends and interest own capital
0.7%
1Q18 Net Income / Risk-Weighted Assets
14.2%
0.6%
13.6%
Tier I Capital Mar-18 with fully loaded Basel III
0.3%
Additional Tier I Capital issued Mar-18(4)
14.5%
0.9%
13.6%
Tier I Capital Mar-18 with fully loaded Basel III after AT1
Common Equity Tier I (CET I)
Additional Tier I

(1) The impact of 0.6% represents AT1 issued in December 2017 approved by the Central Bank of Brazil in April 18, 2018. (2) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which was 10.8% in 2017, is at 11.6 nowadays, will be 12.5 in 2019. (3) Based on preliminary information. [4] The impact of 0.3% represents pro forma information of AT1 issued in March 2018, which is pending regulatory approval to be considered as Tier I Capital.

Itaú Unibanco Holding S.A.
17

Distribution of Added Value in the 1Q18 24% 14% 28% 32% 2% TAXES, FEES AND CONTRIBUTIONS R$5.6 billion RENTAL PAYMENTS R$0.4 billion REINVESTMENTS R$4.2 billion EMPLOYEES R$4.9 billion 10% Free Float 1% Non- Controllers 3% Controllers SHAREHOLDERS R$17.4 R$2.4 billion billion approximately 120 thousand direct shareholders approximately 1 million indirect shareholders* in Brazil Note: includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin. * Indirect shareholders are individuals or institutional investors who have indirectly bought our shares through an investment fund. Itaú Unibanco Holding S.A. 18

Appendix 19

Results – Brazil and Latin America 1Q18 4Q17 In R$ billions Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Operating Revenues 27.4 24.9 2 .5 27.8 25.5 2 .4 -1.5% -2.1% 4.6% Managerial Financial Margin 1 7.0 15.2 1.8 1 6.9 15.3 1.6 0.3% -0.5% 8.2% Financial Margin with Clients 1 5.3 13.8 1.5 1 5.5 14.1 1.4 -1.6% -2.1% 4.1% Financial Margin with the Market 1.7 1.4 0.3 1.4 1.2 0.2 20.9% 18.6% 33.1% Commissions and Fees 8.5 7.9 0.7 8.8 8.1 0.7 -2.8% -2.9% -1.7% Result from Insurance 3 1.9 1.9 0.0 2.1 2.1 0.0 -10.6% -10.2% -28.2% Cost of Credit (3.8) (3.3) (0.5) (4.3) (3.6) (0.7) -11.0% -8.5% -24.7% Provision for Loan Losses (4.1) (3.6) (0.6) (4.5) (3.8) (0.7) -8.3% -5.9% -21.0% Impairment (0.2) (0.2) - (0.3) (0.3) - -33.7% -33.7% - Discounts Granted (0.3) (0.3) (0.0) (0.3) (0.3) (0.0) -15.4% -8.8% -95.7% Recovery of Loans Written Off as Losses 0.8 0.7 0.0 0.8 0.8 0.1 -5.8% -5.5% -11.1% Retained Claims (0.3) (0.3) (0.0) (0.4) (0.4) (0.0) -25.1% -27.6% 40.7% Other Operating Expenses (13.4) (11.7) (1.7) (14.4) (12.6) (1.7) -6.8% -7.1% -4.7% Non-interest Expenses (11.7) (10.1) (1.6) (12.7) (11.0) (1.7) -7.9% -8.3% -4.9% Tax Expenses and Other 4 (1.7) (1.7) (0.0) (1.7) (1.6) (0.0) 1.6% 1.7% 0.4% Income before Tax and Minority Interests 10.0 9.7 0 .3 8 .9 8.9 (0.1) 12.7% 8.6% -659.1% Income Tax and Social Contribution (3.5) (3.4) (0.1) (2.7) (2.7) 0 .1 29.8% 24.5% -183.7% Minority Interests in Subsidiaries (0.1) (0.1) (0.0) 0 .1 (0.0) 0 .1 -204.7% 9.4% -130.3% Recurring Net Income 6 .4 6.2 0 .2 6 .3 6.1 0 .2 2.2% 1.5% 28.9% Itaú Unibanco Holding S.A. 20

Total Allowance by Type of Risk – Consolidated

In R$ billions

Allocation of Total Allowance(*) by Type of Risk - Consolidated


37.6
37.3
36.7
Potential[3]
Aggravated
Overdue
17.1
16.9
16.1
9.3
10.0
9.9
11.2
10.4
10.6
Mar-17
Dec-17
Mar-18

Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment


Retail - Brazil[1]
5.9
Wholesale - Brazil[1]
8.2
Latin America[2]
2.0

Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations


Renegotiations (non-overdue/aggravated)
Retail - Brazil[1] 0.9 4.1 5.1
Wholesale - Brazil[1] 0.5 3.1 3.5
Latin America[2] 0.4 0.9 1.3

Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999


Fully Provisioned
Retail - Brazil[1] 2.5 5.4 7.9
Wholesale - Brazil[1] 0.8 0.6 1.4
Latin America[2] 0.6 0.8 1.4

Regulatory Breakdown


36.7
Complementary Allowance
8.0
Allowance for Financial Guarantees Provided
1.9
9.8
Generic Allowance
12.4
Specific Allowance
14.4
Mar-18

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
21

2018 Forecast We kept unchanged the ranges of our 2018 forecast. 2018 forecast considers Citibank’s retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank’s figures in all lines of the income statement and also in the credit portfolio.* Consolidated Total Credit Portfolio 2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit 3 Between R$12.0 bn and R$16.0 bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from Insurance Operations 4 From 5.5% to 8.5% From 6.5% to 9.5% Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate 5 From 33.5% to 35.5% From 34.0% to 36.0% Brazil 1 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at a rate of 40%. (*) For further details, please refer to page 13 of the 1Q18 Management Discussion & Analysis. Itaú Unibanco Holding S.A. 22

Conference Call 1st quarter 2018 - Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Investor Relations Officer